UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 8)*

Catalyst Paper Corporation
(Name of Issuer)

Common Shares
(Title of Class of Securities)

14889B102
(CUSIP Number)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON Mudrick Capital Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,860,473
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,860,473
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,860,473
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IA

(1) Percentage calculated based on 14,527,571 total outstanding shares of the common stock of the Issuer.

1.	NAME OF REPORTING PERSON Jason Mudrick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,860,473
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,860,473
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,860,473
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Percentage calculated based on 14,527,571 total outstanding shares of the common stock of the Issuer.

This Amendment No. 8 amends the Schedule 13D originally filed on February 2, 2016, as amended (this “Schedule 13D”), and is filed by Mudrick Capital Management, L.P., for and behalf of itself and Jason Mudrick (together, the “Reporting Persons”) with respect to the shares of the common stock (the “Common Shares”) of Catalyst Paper Corporation, a Canada corporation (the “Company”), with principal executive offices at 3600 Lysander Lane, 2nd Floor, Richmond, British Colombia, Canada V7B 1C3.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

On November 18, 2016, certain funds and entities managed or controlled by Oaktree, Mudrick, as investment manager to certain of its clients, and Cyrus, as investment manager to certain of its managed funds (collectively referred to as the “Parties”) and the Issuer entered into an amendment (the “First Amendment”), dated as of November 18, 2016, to the Alternative Recapitalization Support Agreement, which First Amendment amends certain terms set forth in the Alternative Recapitalization Support Agreement with respect to the proposed recapitalization of the Issuer, including amendments which provide for the extension of the deadline for the attainment of certain material conditions to the transactions contemplated by the Alternative Recapitalization Support Agreement (including the following conditions: (i) the approval of the Interim Order (as defined in the Alternative Recapitalization Support Agreement), (ii) the meeting of the holders of common shares of the Issuer, the holders of the Notes (as defined in the Alternative Recapitalization Support Agreement) issued by the Issuer and any other creditors entitled to vote on the plan of arrangement filed by the Issuer under the CBCA (as defined in the Alternative Recapitalization Support Agreement) for purposes of implementing the transactions contemplated in the Alternative Recapitalization Support Agreement, (iii) the issuance of the Final Order (as defined in the Alternative Recapitalization Support Agreement) and (iv) the occurrence of the Closing Date (as defined in the Alternative Recapitalization Support Agreement).

The First Amendment is attached hereto as Exhibit 99.7. The description of the First Amendment contained in this response to Item 4 is qualified in its entirety by reference to the terms of such First Amendment, which are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

The following document is filed as an exhibit:

Exhibit No.	Description

99.7	The First Amendment to Alternative Recapitalization Support Agreement, dated as of November 18, 2016, by and among Catalyst Paper Corporation and the other signatories thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MUDRICK CAPITAL MANAGEMENT, L.P.

November 18, 2016
(Date)

/s/ MUDRICK CAPITAL MANAGEMENT, L.P.
(Signature)

Trevor Wiessmann, General Counsel & Chief Compliance Officer
(Name/Title)

JASON MUDRICK

November 18, 2016
(Date)

/s/ JASON MUDRICK
(Signature)

EXHIBIT INDEX

Exhibit No.	Description

99.7	The First Amendment to Alternative Recapitalization Support Agreement, dated as of November 18, 2016, by and among Catalyst Paper Corporation and the other signatories thereto.